Exhibit 3.6

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

GEOKINETICS INC.

GEOKINETICS INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

FIRST:                    That by the unanimous written consent of the Board of Directors of the Corporation, the directors adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation and declared such amendment to be advisable and submitted it to a vote of the stockholders of the Corporation entitled to vote thereon in accordance with the General Corporation Law.  The resolution setting forth the proposed amendment is as follows:

FURTHER RESOLVED, that the first paragraph of Article Four of the Certificate of Incorporation be deleted in its entirety and replaced with the following:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is One Hundred Two Million Five Hundred Thousand (102,500,000) shares, of which Two Million Five Hundred Thousand (2,500,000) shares, designated as Preferred Stock, shall have a par value of $10.00 per share (the “Preferred Stock”), and One Hundred Million (100,000,000) shares, designated as Common Stock, shall have a par value of $0.01 per share (the “Common Stock”).”

“Effective immediately on the filing date of this Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 100 (one hundred) shares of Common Stock outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be automatically reclassified and continue (the “Reverse Stock Split”), without any action on the part of the holder thereof, as 1 (one) share of Common Stock (the “New Common Stock”).  The Corporation is completing a series of debt restructuring and recapitalization transactions with its principal creditors (the “Restructuring”) along with the Reverse Stock Split, and stockholders should be aware that the issuance of additional shares of Common Stock after the Restructuring may result in additional dilution of their ownership interest in the Corporation.  The Corporation shall not issue fractional shares on account of this Reverse Stock Split.  In lieu of any fractional shares to which a stockholder would otherwise be entitled as a result of the Reverse Stock Split, the Corporation shall pay cash equal to such fraction multiplied by the average of the high and low trading prices of the Corporation’s Common Stock on the OTCBB during regular trading hours for the five trading days immediately preceding the Effective Time of the Reverse Stock Split. “

“The Reverse Stock Split will not change the proportionate ownership interest of the stockholders in the Corporation, nor will the voting rights and other rights of stockholders be changed (except for the rights of stockholders receiving cash payments in lieu of fractional shares).”

“This Amendment is expected to be filed promptly after the stockholders approve the Restructuring and the Board of Directors has determined that all other conditions precedent to the completion of the Restructuring have been satisfied.  From and after the Effective Time, certificates representing shares of Old Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock.  Holders of Old Common Stock will be asked to surrender their certificates representing their Old Common Stock in exchange for certificates representing New Common Stock.  The Corporation’s transfer agent will furnish each stockholder with a letter of transmittal setting forth the procedures necessary for the exchange of certificates representing Old Common Stock for certificates representing New Common Stock.”

“A description of the designations, preferences, and relative rights of each class of stock of the Corporation is as follows:”

SECOND:               That thereafter, pursuant to resolution of the Board of Directors of the Corporation, the annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:                  That said amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, Geokinetics Inc. has caused this Certificate of Amendment to its Certificate of Incorporation to be signed by Thomas J. Concannon, its Vice President and Chief Financial Officer, this 29th day of April, 2003.

GEOKINETICS INC.

By:	/s/ Thomas J. Concannon
Name:	Thomas J. Concannon
Title:	Vice President and Chief Financial Officer